Filed Pursuant to Rule 424(b)(2)
File No. 333-140852

PROSPECTUS

STEN CORPORATION

$ 875,000	Three Month Renewable Unsecured Subordinated Notes
$2,500,000	Six Month Renewable Unsecured Subordinated Notes
$7,500,000	One Year Renewable Unsecured Subordinated Notes
$7,500,000	Two Year Renewable Unsecured Subordinated Notes
$5,000,000	Three Year Renewable Unsecured Subordinated Notes
$ 250,000	Four Year Renewable Unsecured Subordinated Notes
$1,250,000	Five Year Renewable Unsecured Subordinated Notes
$ 125,000	Ten Year Renewable Unsecured Subordinated Notes

We are offering an aggregate principal amount of up to $25 million of our renewable unsecured subordinated notes.  Notes with certain terms may not always be available because we reserve the right to reject any subscription, and during the course of the offering, we will not issue more than the aggregate principal for each type of note listed above.  The offering will be made on a continuous basis, and is expected to continue for a period in excess of 30 days.  We will establish interest rates on the securities offered in this prospectus in prospectus supplements.  Once you purchase a note, changes in interest rates will not affect the interest rate of your note up to its maturity.  The notes are unsecured obligations and your right to payment is subordinated in right of payment to all of our existing or future senior, secured, unsecured and subordinate indebtedness and other of our financial obligations.  Upon maturity, the notes will be automatically renewed for the same term as your maturing note at an interest rate that we are offering at that time to other investors with similar aggregate note portfolios for notes of the same term, unless we or you elect not to have them renewed.  If notes of the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before maturity, or the rate of the existing note if no such rate is specified.  The interest rate on your renewed note may be different than the interest rate on your original note.

After giving you thirty days advance written notice, we may redeem all or a portion of the notes for their original principal amount plus accrued but unpaid interest.  You or your representative also may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or total permanent disability, we may, in our sole discretion, decline to repurchase your notes, and will, if we do elect to repurchase your notes, charge you a penalty of up to three months of interest on notes with three month maturities and up to six months of interest on all other notes.  Our obligation to repurchase notes prior to maturity for any reason in a single calendar quarter is limited to the greater of $1 million or 2% of the aggregate principal amount of all notes outstanding at the end of the previous quarter.

The notes will be marketed and sold through Sumner Harrington Ltd., which is acting as our selling agent for the notes.  The notes will not be listed on any securities exchange or quoted on Nasdaq or any over-the-counter market. Sumner Harrington Ltd. does not intend to make a market in the notes and we do not anticipate that a market in the notes will develop. There will be significant restrictions on your ability to transfer or resell the notes. Sumner Harrington Ltd. also will act as our servicing agent in connection with our ongoing administrative responsibilities for the notes. We have not requested a rating for the notes; however, third parties may independently rate them.

The notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other governmental or private fund or entity.

This prospectus may be used to offer and sell securities only if accompanied by the prospectus supplement that describes the interest rate and maturity for those securities.  This prospectus may also be accompanied by other prospectus supplements in addition to an interest rate prospectus supplement.

An investment in the securities described in this prospectus involves risks. Please see “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	100%	100%
Selling Agent Commissions	3%	3%
Proceeds to STEN Corporation, before expenses	97%	97%

____________

The selling agent will not receive the entire 3% gross commission on notes with terms of less than two years unless the notes are successively renewed for a total term of two years or more. See “Plan of Distribution” for a description of additional compensation payable to the selling agent and its affiliates in connection with services rendered in offering and selling the notes, serving as servicing agents and providing and managing the advertising and marketing functions related to the sale of the notes. There will be no underwriting discount.

Sumner Harrington Ltd. is not required to sell any specific number or dollar amount of notes but will use its best efforts to sell the notes offered.

We will issue the notes in book-entry or uncertificated form. Subject to certain limited exceptions, you will not receive a certificated security or a negotiable instrument that evidences your notes. Sumner Harrington Ltd. will deliver written confirmations to purchasers of the notes. Wells Fargo Bank, National Association will act as trustee for the notes.

This prospectus is dated January 10, 2008.

TABLE OF CONTENTS

Prospectus

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may sell an aggregate of up to $25,000,000 of our renewable unsecured subordinated notes from time to time in various maturities noted on the cover of this prospectus, and with varying interest rates. This prospectus provides you with a general description of those securities. The prospectus supplement may also provide you with information about us. When we refer in this prospectus to the prospectus supplement, we mean the specific prospectus supplement that applies to the securities we are offering to you.  We will also provide you with a prospectus supplement that will contain specific information about the interest rates of the notes we are offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

PROSPECTUS SUMMARY

This section is a summary of certain information selected from this prospectus, including information incorporated by reference. This summary is an overview and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in the prospectus supplement, this prospectus, our financial statements and other information incorporated by reference into this prospectus and the prospectus supplement, including the discussion of risks relating to an investment in the notes we are offering under “Risk Factors” beginning on page 8 and any discussion in the prospectus supplement for the purposes of updating these risks. Except when we are discussing repayment obligations under the notes, which are solely obligations of STEN Corporation, the terms “we,” “our,” and “us” refer to STEN Corporation and our consolidated subsidiaries.

STEN CORPORATION

STEN Corporation (Nasdaq: STEN) is a diversified business. We have made the strategic decision to devote substantially all of our resources to developing an automobile finance business conducted through STEN Credit Corporation (“STEN Credit”), a wholly-owned indirect subsidiary of STEN Corporation. Through STEN Credit we provide automobile loans to consumers regardless of credit history and provide inventory financing to used car dealers, typically referred to as “floorplan financing.”

Our loans are offered to consumers through a limited number of “dealer-partners” who benefit by being able to sell vehicles to consumers who otherwise could not obtain traditional financing. The terms of the loan to the consumer are guaranteed with full-recourse of the loan obligations to the dealer-partner and generally bear interest at 29.9%. In the event that there is a repossession of the automobile because of a default on the loan, the repossession is generally carried out by the dealer-partner. Under the agreement with the dealer-partners, the dealer-partner maintains a “reserve” or “hold-back” with STEN Credit as additional collateral for the recourse guarantee equal to approximately 25% of the outstanding installment note receivable balance. We return the dealer-partner reserve amount to the dealer only after the net amount due to us from all contracts covered by the dealer recourse arrangement have been fully satisfied and then we pay the reserve amount to the dealer in installments as we collect amounts due on the installment notes from borrowers. The dealer also pays to us a discount fee of up to 7% of the face value of the installment receivable note at the time it is entered into. We also finance a portion of the dealer-partner inventory through a floorplan program. Under this program, we finance up to the full wholesale cost of the dealer’s vehicle inventory and we hold title to the vehicles and the related dealer reserve as collateral. As each vehicle is sold by the dealer, the loan advance against that piece of collateral is repaid. At December 31, 2006, we had consumer loan and floorplan programs in place with eleven dealer-partners located in the Phoenix, Arizona area.

In addition, in February 2007, our subsidiary, EasyDrive Cars and Credit Corporation (“EasyDrive Cars and Credit”) began testing a plan to develop our own “Buy Here/Pay Here” retail used car business where we both sell used cars and finance their sale to customers that typically would not qualify for conventional financing as a result of limited credit histories or past credit problems. We lease a used car lot in Phoenix and in Tucson, Arizona and operate these two used car lots under the names “EasyDrive Cars and Credit” and “Best Price Auto Sales.”

Although we believe our primary focus in the future will be our automobile finance business, we continue to be a diversified company. In addition to our automobile related businesses, we currently operate two other businesses. Since October 2006, our subsidiary, STEN Financial and its subsidiary Alliance Advance, Inc., have provided payday cash advances through a website at www.moneyworldlending.com, and deferred presentment loans and check cash services through a retail store in Tempe, Arizona and through three stores located in Salt Lake City, Utah.  Since May 2003, through our Stencor, Inc. subsidiary, we have provided contract manufacturing services at our Jacksonville, Texas facility.  Historically, we have provided contract services to a single customer, but we have recently developed additional contract services sales to other customers.

THE OFFERING

The following is a brief summary of some of the terms of the notes offered for sale by this prospectus. For a more complete description of the notes and the terms of this offering, see “Description of the Notes” in this prospectus.

Issuer	STEN Corporation
Trustee	Wells Fargo Bank, National Association
Selling and Servicing Agent	Sumner Harrington Ltd.
Securities Offered

Renewable Unsecured Subordinated Notes

The notes represent our unsecured promise to repay principal at maturity and to pay interest during the term or at maturity. By purchasing a note, you are lending money to us.

Method of Purchase

Prior to your purchase of notes, you will be required to complete a subscription agreement that will set forth the principal amount of your purchase, the term of the notes and certain other information regarding your ownership of the notes. The form of subscription agreement is filed as an exhibit to the registration statement of which this prospectus is a part. As our servicing agent, Sumner Harrington Ltd. will mail you written confirmation that your subscription has been accepted.

Denomination	You can choose the denomination of the notes you purchase in any principal amount of $1,000 or more, including odd amounts in increments of $1.00.
Offering Price	100% of the principal amount per note.
Rescission Right

You can rescind your investment within five business days of the postmark date of your purchase confirmation without incurring an early redemption penalty. In addition, if your subscription agreement is accepted by our servicing agent at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, you will be able to rescind your investment subject to the conditions set forth in this prospectus. See “Description of the Notes – Rescission Right” for additional information.

Maturity

You can generally choose maturities for your notes of 3 or 6 months or 1, 2, 3, 4, 5 or 10 years; however, depending on our capital needs and the maximum amount of each type of note we are offering, we may not sell notes of all maturities at all times.

Interest Rate

The interest rate paid on the notes will be established at the time you purchase them, or at the time of renewal, based upon the rates we are offering in our latest interest rate supplement to this prospectus, and will remain fixed throughout each term. We may offer higher rates of interest to investors with larger aggregate note portfolios, as set forth in the then current interest rate supplement.

Interest Payment Dates

You can choose to receive interest payments monthly, quarterly, semi-annually, annually or at maturity. If you choose to receive interest payments monthly, you can choose the day on which you will be paid. You may change the interest payment schedule or interest payment date once during the term of your note.

Principal Payment	We will not pay principal over the term of the notes. We are obligated to pay the entire principal balance of the outstanding notes upon maturity.
Payment Method	Principal and interest payments will be made by direct deposit to the account you designate in your subscription documents.
Renewal or Redemption on Maturity

Upon maturity, the notes will be automatically renewed for the same term at the interest rate we are offering at that time to other investors with similar aggregate note portfolios for notes of the same maturity, unless we notify you prior to the maturity date that we intend to repay the notes. You may also notify us within 15 days after the maturity date that you want your notes repaid. If you elect repayment of your note, your note will not earn interest on or after the maturity date. This 15-day period will be automatically extended if you would otherwise be required to make the repayment election at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective.

If similar notes are not being offered at the time of renewal, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of your existing notes if no such rate is specified. The interest rate being offered upon renewal may, however, be different than the interest rate on your original note. See “Description of the Notes – Renewal or Redemption on Maturity.”

Optional Redemption or Repurchase

After giving you 30 days’ advance written notice, we may redeem the notes at a price equal to their original principal amount plus accrued but unpaid interest.

You or your representative may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or total permanent disability, we may, in our sole discretion, decline to repurchase your notes, and will, if we elect to repurchase your notes, charge you a penalty of up to three months of interest for notes with a three-month maturity and up to six months of interest for all other notes. The total principal amount of notes that we will be required to repurchase prior to maturity, for any reason in any calendar quarter, will be limited to the greater of $1 million or 2% of the total principal amount of all notes outstanding at the end of the previous quarter.

See “Description of Notes – Redemption or Repurchase Prior To Stated Maturity.”

Consolidation, Merger or Sale

Upon any consolidation, merger or sale of our company, we will either redeem all of the notes or our successor will be required to assume our obligation to pay principal and interest on the notes pursuant to the indenture. For a description of these provisions see “Description of the Notes – Consolidation, Merger or Sale.”

Ranking; No Security

The notes:

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are unsecured;

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rank junior to our existing and future senior debt, including debt we may incur under our existing and future credit facilities;

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rank junior to our existing and future secured debt;

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rank junior to our existing and future subordinated debt, except for offerings of additional renewable unsecured subordinated notes which will rank equally with the notes; and

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rank junior to other of our financial obligations, including our existing obligations to lenders which totaled $6,520,984 at December 31, 2007.

At December 31, 2007, STEN Corporation had outstanding borrowings of $2,855,453 under a security agreement with LV Administrative Services, Inc., as administrative and collateral agent for Valens U.S. SPV I, LLC, with up to $5,500,000 available under this agreement subject to a borrowing base.  The obligations under the security agreement and the related note issued to Valens U.S. SPV I, LLC are secured by a security interest in all of our assets, as well as the assets of our subsidiaries, and our equity interest in our subsidiaries.

Restrictive Covenants

The indenture governing the notes contains limited restrictive covenants. These covenants:

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require us to maintain a positive net worth; and

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prohibit us from paying dividends on our capital stock if there is an event of default with respect to the notes or a payment of the dividend would result in an event of default.

The covenants set forth in the indenture are more fully described under “Description of the Notes – Restrictive Covenants.” These covenants have significant exceptions.

Use of Proceeds

If all the notes are sold, with original or aggregate maturities of two years or more, we would expect to receive approximately $23 million of net proceeds from this offering after deducting the selling agent’s commissions and estimated initial offering expenses payable by us. The exact amount of net proceeds may vary considerably depending on how long the notes are offered and other factors. We expect to use the proceeds from the offering to grow our STEN Financial business of providing automobile loans to consumers and providing floorplan financing to dealers, and to acquire businesses or assets related to this business. We may also use the proceeds from the offering to develop our EasyDrive Cars and Credit “Buy Here/Pay Here” retail used automobile sales business. Until the capital is deployed, we will invest the proceeds in short-term investment grade financial instruments. See “Use of Proceeds.”

Absence of Public Market and Transfer Restrictions

There is no existing market for the notes.

Sumner Harrington Ltd. has advised us that it does not intend to make a market in the notes after the completion of this offering and we do not anticipate that a secondary market for the notes will develop. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system.

You will be able to transfer or pledge the notes only with our prior written consent. See “Description of the Notes – Transfers.”

Book Entry

The notes will be issued in book entry or uncertificated form only. Except under limited circumstances, the notes will not be evidenced by certificated securities or negotiable instruments. See “Description of the Notes – Book Entry Registration and Transfer.”

RISK FACTORS

An investment in the notes we are offering involves a high degree of risk. You should carefully consider the risk factors described below relating to the purchase of notes, as well as the risk factors included in any document incorporated by reference into this prospectus and included in any prospectus supplement. These risks also may influence the outcome of any forward-looking statement. Before you invest in the notes, you should read all of the risks described below together with all of the other information included in this prospectus. You should also consider the other information in this prospectus and any prospectus supplement, as well as other documents incorporated by reference into this prospectus. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we may currently deem immaterial, may become important factors that harm our business, financial condition or results of operations. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer.

The notes may not be a suitable investment for all investors.

An investment in the notes involves a high degree of risk.  The notes may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to purchasing notes. The characteristics of the notes, including maturity, interest rate and lack of liquidity, may not satisfy your investment objectives.  Because the notes are unsecured, subordinate to our existing and future indebtedness, and do not restrict our ability to incur future indebtedness, the notes may not be a suitable investment for you based on your ability to withstand a loss of interest or principal.  The notes may also not be suitable for you because of other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Prior to purchasing any notes, you should consider your investment allocation with respect to the amount of your contemplated investment in the notes in relation to your other investment holdings and the diversity of those holdings.

You lack priority in payment on the notes, which rank junior to substantially all of our existing and future debt and other financial obligations.

Your right to receive payments on the notes is junior to our existing debt and any debt we incur in the future. Your notes will be subordinated to the prior payment in full of all of our other debt and financial obligations, including our guarantees of debt of our indirect subsidiary, STEN Credit.  As of December 31, 2007, we had outstanding indebtedness of $6,520,984, consisting of:

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outstanding borrowings of $2,855,453 under a security agreement with LV Administrative Services, Inc., as administrative and collateral agent for Valens U.S. SPV I, LLC, with up to $5,500,000 available under this agreement subject to a borrowing base.

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$1,400,000 in a note from STEN Credit to Flash Motors relating to a non-solicitation agreement with Flash Motors entered into on March 20, 2007; and

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two mortgage notes from our indirect subsidiary, BTAC Properties, Inc., to StanCorp Mortgage Investors, LLC relating to property used in our former Burger Time business for an aggregate of $1,401,271, which will be assumed by BTND, LLC following consent by StanCorp Mortgage Investors, LLC;

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a mortgage note from BTAC to Bremer Bank for $376,527; and

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a mortgage note from our subsidiary, STENCOR, to Austin Bank for $487,733 relating to a parcel of real estate in Texas used by STENCOR in its contract manufacturing business.

Any amount that is drawn under security agreement with Valens U.S. SPV I, LLC will be senior to your notes while the security agreement remains outstanding. We also may obtain additional indebtedness at any time that will rank senior to the notes you purchase. Further, we have in the past, and expect in the future, to enter into funding commitments in connection with acquisitions, investments, and to guaranty indebtedness of our subsidiaries. Our obligations under these types of arrangements may continue for several years following an acquisition or investment. These acquisition, investment and guaranty arrangements will rank senior to your notes.

Because of the subordination provisions of the notes, in the event of our bankruptcy, liquidation or dissolution, our assets would be available to make payments to you under the notes only after all payments had been made on all of our secured and unsecured indebtedness and other obligations, all of which are senior to the notes. Sufficient assets may not remain after all such senior payments have been made to make any payments to you under the notes, including payments of interest when due or principal upon maturity.

There will be no trading market for the notes, which may make it difficult for you to transfer or liquidate your investment in the notes.

Your ability to liquidate your investment is limited because of transfer restrictions, the lack of a trading market and the limitation on repurchase requests prior to maturity. Your notes may not be transferred without our prior written consent. In addition, there will be no trading market for the notes. Due to the restrictions on transfer of the notes and the lack of a market for the sale of the notes, even if we permitted a transfer, you might be unable to sell, pledge or otherwise liquidate your investment. Except in the case of death or total permanent disability, repurchases of the notes prior to maturity are subject to our approval and to repurchase penalties of up to three months interest on notes with three-month maturities and up to six months interest on notes with maturities of six months or longer. The total principal amount of notes that we would be required to repurchase in any calendar quarter, for any reason, will be limited to the greater of $1 million or 2% of the aggregate principal amount of all notes outstanding at the end of the previous quarter. See “Description of the Notes – Repurchase Election upon Death or Total Permanent Disability.”

The notes will have no sinking fund, security, insurance or guarantee.

There is no sinking fund, security, insurance or guarantee of our obligation to make payments on the notes. The notes are not secured by any of our assets. We will not contribute funds to a separate account, commonly known as a sinking fund, to make interest or principal payments on the notes. The notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other governmental or private fund or entity. Therefore, if you invest in the notes, you will have to rely only on our cash flow from operations and other sources of funds for repayment of principal at maturity or redemption and for payment of interest when due. If our cash flow from operations and other sources of funds are not sufficient to pay the notes, then you may lose all or part of your investment. The notes are not expected to be rated by any credit rating agency such as Fitch’s, Moody’s or Standard & Poor’s.

The notes will automatically renew unless you request repayment.

Upon maturity, the notes will be automatically renewed for the same term as your maturing note and at an interest rate that we are offering at that time to other investors with similar aggregate note portfolios for notes of the same term, unless we notify you prior to the maturity date that we intend to repay the notes or you notify us within 15 days after the maturity date that you want your notes repaid. This 15-day period will be automatically extended if you would otherwise be required to make the repayment election at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective. If notes with the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified. The interest rate on your renewed note may be lower than the interest rate of your original note. If your note pays interest only at maturity, you can receive the accrued interest that you have earned during the note term just ended while allowing the principal amount of your note to roll over and renew for the same term at the interest rate then in effect. To exercise this option, you will need to call, fax or send a written request to our servicing agent. Any requests for repurchases after your notes are renewed will be subject to our approval and to repurchase penalties and the limitations on the amount of notes we would be willing to repurchase in any calendar quarter.

We have incurred substantial indebtedness that is senior to the notes, and we have the right to incur additional senior indebtedness, which may affect our ability to repay the notes.

We have incurred and continue to have the right to incur a substantial amount of indebtedness senior to the notes. As of December 31, 2007, we had outstanding indebtedness of $6,520,984, consisting of:

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outstanding borrowings of $2,855,453 under a security agreement with LV Administrative Services, Inc., as administrative and collateral agent for Valens U.S. SPV I, LLC, with up to $5,500,000 available under this agreement subject to a borrowing base.

•

$1,400,000 in a note from STEN Credit to Flash Motors relating to a non-solicitation agreement with Flash Motors entered into on March 20, 2007; and

•

two mortgage notes from our indirect subsidiary, BTAC Properties, Inc., to StanCorp Mortgage Investors, LLC relating to property used in our former Burger Time business for an aggregate of $1,401,271, which will be assumed by BTND, LLC following consent by StanCorp Mortgage Investors, LLC;

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a mortgage note from BTAC to Bremer Bank for $376,527; and

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a mortgage note from our subsidiary, STENCOR, to Austin Bank for $487,733 relating to a parcel of real estate in Texas used by STENCOR in its contract manufacturing business.

This indebtedness and any other indebtedness we incur could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes by, among other things:

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increasing our vulnerability to general adverse economic and industry conditions;

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requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, including paying debt senior to the notes, thereby reducing amounts available for working capital, capital expenditures and other general corporate purposes;

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limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; placing us at a competitive disadvantage compared to our competitors that have less debt; and

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limiting our ability to borrow additional funds.

If we do not generate sufficient operating profits, our ability to make required payments on our senior debt, as well as on the debt represented by the notes described in this prospectus, may be impaired. If we are unable to satisfy or refinance our debt obligations as they come due, we may default on our debt obligations.

We may not be able to generate sufficient cash flow to service our outstanding debt and fund operations.

Our ability to make scheduled payments on our existing and future indebtedness, including the notes described in this prospectus, will depend upon our subsidiaries’ operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our historical financial results have been, and our future financial results are expected to be, subject to substantial fluctuations. We cannot be sure that our subsidiaries will generate sufficient cash flow from operations to enable us to service or reduce our indebtedness or to fund our other liquidity needs. Further, a portion of our existing indebtedness bears interest at rates that are higher than currently prevailing market rates.

On November 23, 2007, we and certain of our subsidiaries entered into a security agreement with LV Administrative Services, Inc. as administrative and collateral agent for Valens U.S. SPV I, LLC and issued to Valens U.S. SPV I, LLC a note for amounts drawn under the security agreement.  Amounts under the note issued to Valens U.S. SPV I, LLC bear interest at a rate equal to the prime rate from time to time plus 8.25%, but no less than 15%.  In an event of default under the security agreement, we will be obligated to pay additional interest of 2% per month as a penalty until the event of default is cured or waived.  Moreover, the agent may demand repayment of the obligations of the note and the security agreement or may elect to demand a default payment equal to 130% of the outstanding principal amount of the note, plus accrued but unpaid interest and all other fees and amounts then remaining unpaid.

Additionally, on March 20, 2007, STEN Credit entered into a settlement agreement relating to, among other matters, termination of two notes to Flash Motors, Inc. of aggregate principal of $1,400,000 in exchange for a non-solicitation agreement between STEN Credit and Flash Motors, Inc. under which STEN Credit Corporation issued a note for $1,400,000 to Flash Motors, Inc. that bears interest at a rate of 13% per annum.  The note to Flash Motors has a term of 60 months, but Flash Motors may demand $250,000 of the principal on November 14, 2008 and may demand additional increments of $250,000 of the principal every thirty days thereafter until the note is paid in full, provided that Flash Motors provides STEN Credit with thirty days written notice of its intent to make such demand.

Because of the relatively high interest rate of some of our debt, we must generate greater cash flow from our businesses to fund payment of interest.  Further, because this note to Flash Motors is either payable in one lump sum at maturity or in $250,000 increments, rather than payable in monthly installments over the term of the note, we must manage our cash to cover these debt repayment obligations.  Our repayment obligations may exceed the cash flow generated by our operations and financing activities in the period immediately preceding the maturity of this debt.

Although we believe that we will generate sufficient cash flow to make payments of principal and interest on our indebtedness, as well as any additional debt we incur and our obligations under the notes, there is no assurance that we will be able to do so. If we do not generate sufficient cash flow, our ability to make required payments on our senior debt, as well as on the debt represented by the notes described in this prospectus, may be impaired. If we are unable to generate sufficient cash flow in the future to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. There can be no assurance that any such refinancing will be available on commercially reasonable terms, particularly in view of our anticipated high levels of indebtedness, if at all, or that any additional financing can be obtained on satisfactory terms.

Our management has broad discretion over the use of proceeds from the offering.

We expect to use the proceeds from the offering to grow our STEN Credit business of providing automobile loans to consumers and providing floorplan financing to dealers, and to acquire businesses or assets related to our STEN Credit business. We may also use the proceeds from the offering to develop our EasyDrive Cars and Credit “Buy Here/Pay Here” retail used automobile sales business. However, the indenture does not require us to use the proceeds from the offering for any of these specific purposes. The proceeds of the offering will also be used for other general corporate purposes, which may include the payment of general and administrative expenses. Because no specific allocation of the proceeds will be required in the indenture, our management will have broad discretion in determining how the proceeds of the offering will be used, may choose not to use the funds to pay down debt that is senior to the notes and may not use the proceeds in ways that further any of our businesses or result in cash flow for payment of our debt. See “Use of Proceeds.”

We are subject to many restrictions in our security agreement with Valens U.S. SPV I, LLC.

Our security agreement with Valens U.S. SPV I, LLC significantly restricts the operations of our business and that of our subsidiaries who are also borrowers under the security agreement.  This security agreement limits or prohibits us and our subsidiary co-borrowers from taking actions to:

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create, incur, assume or suffer to exist any indebtedness (exclusive of trade debt) other than our indebtedness to the parties to the security agreement;

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cancel any debt owing to us in excess of $50,000 in the aggregate during any twelve month period;

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assume, guarantee, endorse or otherwise become liable in connection with any obligations of any other person, except certain ordinary course transactions;

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declare or make any dividend or distribution on any class of our stock or apply any of our funds, property or assets to the purchase, redemption or other retirement of any of our or our subsidiaries’ stock, or issue any preferred stock;

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purchase or hold beneficially any securities or evidences of indebtedness of, make any loans to, or make any investment in, any other person;

•

create any new subsidiary, unless such new subsidiary is a wholly-owned subsidiary and is designated by the agent as either a co-borrower or guarantor under the security agreement

•

prepay any indebtedness or redeem any indebtedness except to make scheduled payments of principal and interest and except other than to the agent and in the ordinary course of business;

•

enter into any merger, consolidation or other reorganization with any other person or acquire any assets or stock of any person, unless we are the surviving entity of such merger or consolidation, and no event of default exists immediately prior to and after giving effect to such merger or consolidation, among other requirements;

•

materially change the nature of the business in which we are presently engaged;

•

become subject to any agreement or instrument which by its terms would restrict our right or any of our subsidiaries’ right to perform the provisions of the security agreement or any agreement ancillary to the security agreement;

•

change our fiscal year or make any changes in accounting treatment and reporting practices without prior written notice to the agent except as required by GAAP or the tax reporting treatment or except as required by law;

•

enter into any transaction with any employee, director or affiliate, except in the ordinary course on arms-length terms;

•

sell, lease, transfer or otherwise dispose of any of our properties or assets, or any of the properties or assets of our subsidiaries, subject to certain limited exceptions;

•

make any payment or distribution in respect of any subordinated indebtedness of any borrower or any of its subsidiaries in violation of any subordination or other agreement made in favor of any party to the security agreement; or

•

make any optional payment or prepayment on or redemption (including, without limitation, by making payments to a sinking fund or analogous fund) or repurchase of any indebtedness for borrowed money other than the obligations under the security agreement.

These restrictions may limit our ability to obtain additional sources of capital, which may limit our ability to repay the notes. Complying with these covenants may cause us to take actions that are not favorable to holders of the notes. These restrictions on our business and the business of our subsidiaries may have an adverse impact on our business activities, results of operations and financial condition.

In addition, an event of default under the security agreement with Valens U.S. SPV I, LLC will exist upon the occurrence of any default of any other agreement or condition relating to any of our indebtedness beyond the period of grace (if any) if the effect of the default is to cause or permit the holder of such indebtedness to cause such indebtedness to become due prior to its stated maturity.  A default, if not waived, could result in acceleration of the related indebtedness, in which case such debt would become immediately due and payable.

A default or acceleration of one debt agreement may result in the default and acceleration of our other debt agreements outstanding from time to time (regardless of whether we were in compliance with the terms of such other debt agreements), providing the lenders under such other debt agreements the right to accelerate the obligations due under such other debt agreements. Accordingly, a default, whether by us or any of our subsidiaries, could result in all of our outstanding debt becoming immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance our indebtedness.  Even if any new financing is available, it may not be on terms that are acceptable to us or it may not be sufficient to refinance all of our indebtedness as it becomes due. See “Description of the Notes - Restrictive Covenants.”

You will have only limited protection under the indenture.

In comparison to the restrictive covenants that are imposed on us by our security agreement with Valens U.S. SPV I, LLC and other borrowing arrangements, the indenture governing the notes contains relatively minimal restrictions on our activities and contains only limited events of default other than our failure to pay principal and interest on time. Because there are only very limited restrictions and limited events of default under the indenture, we will not be restricted from issuing additional debt senior to your notes or be required to maintain any ratios of assets to debt in order to increase the likelihood of timely payments to you under the notes. Further, if we default in the payment of the notes or otherwise under the indenture, you will likely have to rely on the trustee to exercise your remedies on your behalf. You may not be able to seek remedies against us directly. See “Description of the Notes - Events of Default.”

Our right to redeem the notes prior to maturity may result in reinvestment risk for you.

We have the right to redeem any note at any time prior to its stated maturity upon 30 days’ written notice to you. The notes will be redeemed at 100% of the principal amount plus accrued but unpaid interest up to but not including the redemption date. Any such redemption may have the effect of reducing the income or return on investment that any investor may receive on an investment in the notes by reducing the term of the investment. If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the notes. See “Description of the Notes - Redemption or Repurchase Prior To Stated Maturity.”

Sumner Harrington Ltd. may not remain the selling agent for the notes if the distribution and management agreement is terminated.

The distribution and management agreement between us and Sumner Harrington Ltd. may be terminated by us upon prior notice. Therefore, it is not certain Sumner Harrington Ltd. will be responsible for the marketing, sale and administration of the notes for the duration of this offering. Other parties, including our company, may take over the functions currently provided by Sumner Harrington Ltd. Therefore, you should not rely on Sumner Harrington Ltd. continuously being responsible for marketing, selling and administering the notes.

You may be required to pay taxes on accrued interest on notes prior to receiving cash interest payments.

Depending on the interest rate and maturity date of your note, your note may be issued with original issue discount. See “Material Federal Income Tax Consequences – Interest Income.” In that case, during the period in which you hold the note, you will be required to recognize ordinary interest income with respect to the notes in excess of the stated interest paid on the notes, and the amount of interest income reported to the Internal Revenue Service may differ from the sum of your cash interest payments in some years. You should consult your tax advisor to determine your tax obligations.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that are incorporated by reference into this prospectus, contain forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Any statements that do not directly relate to historical facts, including those regarding our plans, expectations, estimates, and beliefs, constitute forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings or results from those presently anticipated or projected. We wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.”

Forward-looking statements give our expectations or predictions of future conditions, events or results. They are not guarantees of future performance. By their nature, forward-looking statements are subject to risks and uncertainties. A number of factors, many of which are beyond our control, could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. The important factors that could cause our actual results to include those discussed in “Risk Factors” in this prospectus and those discussed in “Risk Factors” in any prospectus supplement. We encourage you to read these sections carefully. We will not necessarily update information in this prospectus or incorporated by reference into this prospectus if any forward-looking statement turns out to be inaccurate. We do not undertake and specifically decline any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

RATIO OF EARNINGS TO FIXED CHARGES

	Proforma (5)	Fiscal Year Ended
	09/30/07	09/30/07	10/01/06	09/30/05	09/30/04	09/30/03

Ratio of Earnings to Fixed Charges	(1)	(2)	(3)	(4)	1.05	1.20

Deficiency of Earnings Available	$(5,652,720)	$(3,118,207)	$(1,562,166)	$(246,056)

(1)

For the year ended September 30, 2007, the aggregate increase in proforma earnings or decrease in proforma fixed charges required to bring the ratio to 1.00 was approximately $5,652,720.

(2)

For the year ended September 30, 2007, the aggregate increase in earnings or decrease in fixed charges required to bring the ratio to 1.00 was approximately $3,118,207.

(3)

For the year ended October 1, 2006, the aggregate increase in earnings or decrease in fixed charges required to bring the ratio to 1.00 was approximately $1,562,166.

(4)

For the year ended September 30, 2005, the aggregate increase in earnings or decrease in fixed charges required to bring the ratio to 1.00 was approximately $246,056.

(5)

The proformas reflects income (loss) from continuing operations and interest on the notes, as if the notes had been outstanding as of October 2, 2006.

For purposes of calculating the ratios of earnings to fixed charges, earnings represent income before income taxes, equity investments, extraordinary items and fixed charges. Fixed charges represent interest expense plus such portion of the rental expense as is representative of the interest factor.

For ratios of earnings to fixed charges of less than 1.00x, the deficiency of earnings available to cover fixed charges represents the aggregate increase in proforma earnings or decrease in proforma fixed charges required to bring the ratio to 1.00x.

USE OF PROCEEDS

If all of the notes are sold, with original or aggregate maturities of two years or more, we would expect to receive approximately $23 million of net proceeds from this offering after deducting the selling agent’s commissions and estimated offering expenses payable by us, including document fulfillment expenses of $71,500, a maximum portfolio management fee of $562,500, and media placement and management fees of $541,000 over the course of the notes. See “Plan of Distribution.” The gross proceeds we receive in this offering, and therefore, the net proceeds we may receive in this offering, may vary considerably depending on the length of time we offer the notes, the maturities of the notes sold, our expenses associated with offering the notes, as well as other factors.

We expect to use the proceeds from the offering to grow our STEN Financial business of providing automobile loans to consumers and providing floorplan financing to dealers, and to acquire businesses or assets related to our STEN Financial business. We may also use the proceeds from the offering to develop our EasyDrive Cars and Credit “Buy Here/Pay Here” retail used automobile sales business. However, the indenture does not require us to use the proceeds for these purposes or for any particular purpose. The proceeds of the offering will also be used for other general corporate purposes, which may include the payment of general and administrative expenses. Because no specific allocation of the proceeds will be required in the indenture, we will have broad discretion in determining how the proceeds of the offering will be used and may choose not to use the funds to pay down debt that is senior to the notes.

DESCRIPTION OF THE NOTES

General

The notes we are offering will represent subordinated, unsecured debt obligations of STEN Corporation. We will issue the notes under an indenture between us and Wells Fargo Bank, National Association, as trustee. The terms and conditions of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The following is a summary of the material provisions of the indenture. For a complete understanding of the notes, you should review the definitive terms and conditions contained in the indenture, which include definitions of certain terms used below. A copy of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and is available from us at no charge upon request.

The notes will be subordinated in right of payment to the prior payment in full of all our secured, unsecured, senior and subordinate debt and other financial obligations, including contingent or deferred payment obligations incurred in connection with acquisitions, whether outstanding on the date of the indenture or incurred following the date of the indenture. Subject to limited restrictions contained in the indenture discussed below, there is no limit under the indenture on the amount of additional debt we may incur. See “- Subordination” below.

The notes are not secured by any collateral or lien and we are not required to establish or maintain a sinking fund to provide for payments on the notes. See “No Security; No Sinking Fund” below. In addition, the notes are not bank certificates of deposit and are not insured by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other agency or company. You may select the amount (subject to a minimum principal amount of $1,000 in increments of $1.00) and term (ranging from 3 months to 10 years) of the notes you would like to purchase when you subscribe; however, depending upon our capital requirements and the maximum amount of each type of note we are offering, we may not always offer notes with the requested terms. See “Denomination” and “Term” below. We will determine the rate at which we will pay you interest on the notes at the time of subscription and the rate will be fixed for the term of your note. Currently available rates will be set forth in interest rate supplements to this prospectus. The interest rate will vary based on the term to maturity of the note you purchase and the total principal amount of all notes owned by you and your immediate family. We may change the interest rates at which we are offering new or renewed notes based on market conditions, the demand for notes and other factors. See “Interest Rate” below.

Upon acceptance of your subscription to purchase notes, our servicing agent will create an account in a book-entry registration and transfer system for you, and credit the principal amount of your subscription to your account. Our servicing agent will send you a purchase confirmation that will indicate our acceptance of your subscription. You will have five business days from the postmark date of your purchase confirmation to rescind your subscription. If your subscription is rejected by us or our servicing agent, or if you rescind your subscription during the rescission period, all funds deposited will be promptly returned to you without any interest. See “Book-Entry Registration and Transfer” and “Rescission Right” below. Investors whose subscriptions for notes have been accepted and anyone who subsequently acquires notes in a qualified transfer are referred to as “holders” or “registered holders” in this prospectus and in the indenture. We may modify or supplement the terms of the notes described in this prospectus in a supplement to the indenture and a supplement to this prospectus. Except as set forth under “Amendment, Supplement And Waiver” below, any modification or amendment will not affect notes outstanding at the time of such modification or amendment.

Denomination

You may purchase notes in the minimum principal amount of $1,000 or any amount in excess of $1,000 in increments of $1.00. You will determine the original principal amount of each note you purchase when you subscribe. You may not cumulate purchases of multiple notes with principal amounts less than $1,000 to satisfy the minimum denomination requirement.

Terms to Maturity

The maximum aggregate principal amount of each note we may offer is as follows:

•	$ 875,000	worth of three month notes
•	$2,500,000	worth of six month notes
•	$7,500,000	worth of one year notes
•	$7,500,000	worth of two year notes
•	$5,000,000	worth of three year notes
•	$ 250,000	worth of four year notes
•	$1,250,000	worth of five year notes
•	$ 125,000	worth of ten year notes

You will select the term of each note you purchase when you subscribe. You may purchase multiple notes with different terms by filling in investment amounts for more than one term on your subscription agreement. However, we may not always sell notes with all of the above terms to maturity.

Interest Rate

The rate of interest we will offer to pay you on notes at any particular time will vary based upon market conditions, and will be determined by the length of the term of the notes, the total principal amount of all notes owned by you and your immediate family, our capital requirements and other factors described below. The interest rate on a particular note will be determined at the time of subscription or renewal, and then remain fixed for the original or renewal term of the note. We will establish and may change the interest rates payable for notes of various terms and at various investment levels in an interest rate supplement to this prospectus. The notes will earn incrementally higher interest rates when, at the time they are purchased or renewed, the aggregate principal amount of the note portfolios of the holder and the holder’s immediate family is at least $25,000, $50,000, $75,000 or $100,000. But, in case of a renewal, the interest rates payable at the time may be lower due to market conditions. The interest rates payable at each level of investment will be set forth in an interest rate supplement to this prospectus. Immediate family members include parents, children, siblings, grandparents, and grandchildren. Members of sibling families are also considered immediate family members if the holder’s sibling is also a note holder. An investor must identify his or her immediate family members in the subscription agreement in order to use their notes to determine the interest rate for such investor’s notes. Interest rates we offer on the notes may vary based on numerous factors in addition to length of the term and aggregate principal amount.

These factors may include, but are not limited to:

•

the desire to attract new investors;

•

whether the notes exceed certain principal amounts;

•

whether the notes are being renewed by existing holders; and

•

whether the notes are beneficially owned by persons residing in particular geographic localities.

Computation of Interest

We will compute interest on notes on the basis of a 365-day calendar year. Interest will compound daily and accrue from the date of purchase. The date of purchase will be the date we receive and accept funds if the funds are received prior to 12:01 p.m. central time on a business day, or the next business day if the funds are received on a non-business day or at or after 12:01 p.m. central time on a business day. Our business days are Monday through Friday, except for legal holidays in the State of Minnesota.

Interest Payment Dates

At the time your subscription agreement is completed, you may elect to have interest paid either monthly, quarterly, semi-annually, annually or at maturity. If you choose to have interest paid monthly, you may elect the day of the month on which interest will be paid, subject to our approval. For all other payment periods, interest will be paid on the same day of the month as the purchase date of your note. You will not earn interest on any rescinded note. See “--Rescission Right” below for additional information on your right to rescind your investment.

The period or day of interest payment for each note may be changed one time only by the holder during the term of the note, subject to our approval. Requests to change the election must be made in writing to our servicing agent and will be effective no later than the first business day following the 45th day after the election change request is received. No specific change in election form is required and there is no charge to change the election once during the term of a note. Any interest not paid on an interest payment date will be paid at maturity.

Place and Method of Payment

We will pay principal and interest on the notes by direct deposit to the account you specify in your subscription documents. We will not accept subscription agreements from investors who are unwilling to receive their interest payments via direct deposit. If the foregoing payment method is not available, principal and interest on the notes will be payable at our principal executive office or at such other place as we may designate for payment purposes.

Servicing Agent

We have engaged Sumner Harrington Ltd., the investment banking firm that is helping us sell the notes, to act as our servicing agent for the notes. Sumner Harrington Ltd.’s responsibilities as servicing agent will involve certain administrative and customer service functions for the notes that we are responsible for performing as the issuer of the notes. For example, as our servicing agent, Sumner Harrington Ltd. will serve as our registrar and transfer agent and will manage all aspects of the customer service function for the notes, including handling all phone inquiries, mailing investment kits, meeting with investors, processing subscription agreements, issuing quarterly investor statements and redeeming and repurchasing notes. In addition, as servicing agent, Sumner Harrington Ltd. will provide us with monthly reports and analysis regarding the status of the notes, the marketing efforts and the amount of notes that remain available for purchase and also will have the ability to exercise discretion with respect to rejecting subscription agreements.

Other duties of Sumner Harrington Ltd. as our servicing agent under the distribution and management agreement are described throughout this section and under “Plan of Distribution.” As compensation for its services as servicing agent, we will pay Sumner Harrington Ltd. an annual portfolio management fee equal to 0.25% of the weighted average daily principal balance of the notes so long as Sumner Harrington Ltd. is engaged as our servicing agent, subject to certain maximum payment provisions set forth below in “Plan of Distribution.” The ongoing fee will be paid monthly.

The distribution and management agreement may be terminated by either party by prior notice. Sumner Harrington Ltd.’s duties and compensation as selling agent under this agreement are described under “Plan of Distribution.” You may contact our servicing agent with any questions about the notes at the following address and telephone number:

Sumner Harrington Ltd.

11100 Wayzata Boulevard, Suite 170

Minneapolis, MN 55305

Telephone: (800) 234-5777

Fax: (952) 546-5585

Book-Entry Registration and Transfer

The notes are issued in book entry form, which means that no physical note is created. Evidence of your ownership is provided by written confirmation. Except under limited circumstances described below, holders will not receive or be entitled to receive any physical delivery of a certificated security or negotiable instrument that evidences their notes. The issuance and transfer of notes will be accomplished exclusively through the crediting and debiting of the appropriate accounts in our book-entry registration and transfer system. Our servicing agent will maintain the book-entry system.

The holders of the accounts established upon the purchase or transfer of notes will be deemed to be the owners of the notes under the indenture. The holder of the notes must rely upon the procedures established by the trustee to exercise any rights of a holder of notes under the indenture. Our servicing agent will regularly provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts. Our servicing agent will also regularly provide the trustee with information regarding the total amount of any principal and/or interest due to holders with regard to the notes on any interest payment date or upon redemption.

On each interest payment date, the servicing agent will credit interest due on each account and direct payments to the holders through a paying agent. The servicing agent will determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the notes.

Book-entry notations in the accounts evidencing ownership of the notes are exchangeable for actual notes in principal denominations of $1,000 and any amount in excess of $1,000 in increments of $1.00 and fully registered in those names as we direct only if:

•

we, at our option, advise the trustee in writing of our election to terminate the book-entry system, or

•

after the occurrence of an event of default under the indenture, holders of more than 50% of the aggregate outstanding principal amount of the notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of notes and the trustee notifies all registered holders of the occurrence of any such event and the availability of certificated securities that evidence the notes.

Subject to the exceptions described above, the book-entry interests in these securities will not be exchangeable for fully registered certificated notes.

Rescission Right

A purchaser of notes has the right to rescind his or her investment, without penalty, upon written request to our servicing agent within five business days from the postmark date of the purchase confirmation (but not upon transfer or automatic renewal of a note). You will not earn interest on any rescinded note. We will promptly return any funds sent with a subscription agreement that is properly rescinded. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received by our servicing agent on or prior to the fifth business day following the mailing of written confirmation by us of the acceptance of your subscription. If mailed, the written request for rescission must be postmarked on or before the fifth business day following the mailing of such written confirmation by us.

In addition, if your subscription agreement is accepted by our servicing agent at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, our servicing agent will send to you at your registered address a notice and a copy of the post-effective amendment once it has been declared effective. You will have the right to rescind your investment upon written request to our servicing agent within five business days from the postmark date of the notice that the post-effective amendment has been declared effective. We will promptly return any funds sent with a subscription agreement that is properly rescinded without penalty, although any interest previously paid on the notes being rescinded will be deducted from the funds returned to you upon rescission. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received by our servicing agent on or prior to the fifth business day following the mailing of the notice that the post-effective amendment has been declared effective. If mailed, the written request for rescission must be postmarked on or before the fifth business day following the mailing of such notice.

The limitations on the amount of notes that can be redeemed early in a single calendar quarter described under “Redemption or Repurchase Prior to Stated Maturity” below do not affect your rescission rights.

Right to Reject Subscriptions

Our servicing agent may reject any subscription for notes in its sole discretion. If a subscription for notes is rejected, we will promptly return any funds sent with that subscription, without interest.

Renewal or Redemption at Maturity

Approximately 15, but not less than 10 days prior to maturity of your note, our servicing agent will send you a written notice at your registered address indicating that your note is about to mature and whether we will allow automatic renewal of your note. If we allow you to renew your note, our servicing agent will also send to you a current interest rate supplement and a current prospectus or prospectus supplement if the prospectus has changed since the delivery of this prospectus in connection with your original subscription or any prior renewal. The interest rate supplement will set forth the interest rates then in effect. The notice will recommend that you review the prospectus and any prospectus supplement, along with the interest rate supplement, prior to exercising one of the below options. If we do not send you a new prospectus, a new prospectus will be sent to you upon request. Unless the election period is extended as described below, you will have until 15 days after the maturity date to exercise one of the following options:

•

You can do nothing, in which case your note will automatically renew for a new term equal to the original term at the interest rate in effect at the time of renewal. If your note pays interest only at maturity, all accrued interest will be added to the principal amount of your note upon renewal. For notes with other payment options, interest will be paid on the renewed note on the same schedule as the original note.

•

You can elect repayment of your note, in which case the principal amount will be repaid in full along with any accrued but unpaid interest. If you choose this option, your note will not earn interest on or after the maturity date.

•

You can elect repayment of your note and use all or part of the proceeds to purchase a new note with a different term or principal amount. To exercise this option, you will need to complete a subscription agreement for the new note and mail it along with your request to our servicing agent. The issue date of the new note will be the maturity date of the old note. Any proceeds from the old note that are not applied to the new note will be sent to you.

•

If your note pays interest only at maturity, you can receive the accrued interest that you have earned during the note term just ended while allowing the principal amount of your note to roll over and renew for the same term at the interest rate then in effect. To exercise this option, you will need to contact the servicing agent by calling, faxing or sending a written request.

The foregoing options will be available to holders until termination or redemption under the indenture and the notes by either the holder or us. Interest will accrue from the first day of each renewed term. Each renewed note will retain all its original provisions, including provisions relating to payment, except that the interest rate payable during any renewal term will be the interest rate that is being offered at that time to other holders with similar aggregate note portfolios for notes of the same term as set forth in the interest rate supplement delivered with the maturity notice. If similar notes are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified.

If we notify the holder of our intention to repay a note at maturity, we will pay the holder the principal amount and any accrued but unpaid interest on the stated maturity date. Similarly, if, within 15 days after a note’s stated maturity date (or during any applicable extension of the 15 day period, as described below), the holder requests repayment with respect to a note, we will pay the holder the principal amount of the note plus accrued but unpaid interest up to, but not including, the note’s stated maturity date.

In the event that a holder’s regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive interest payments that include interest for periods after the maturity date of the note. If this occurs, the excess interest will be deducted from our final payment of the principal amount of the note to the holder.

We will initiate payment to any holder timely requesting repayment by the later of the maturity date or five business days after the date on which we receive such notice from the holder. Because payment is made by ACH transfer, funds may not be received in the holder’s account for 2 to 3 business days. Requests for repayment should be made to our servicing agent in writing.

From time to time we will be required to file post-effective amendments to the registration statement of which this prospectus is a part to update the information it contains. If you would otherwise be required to elect to have your notes renewed or repaid following their stated maturity at a time when we have determined that a post-effective amendment must be filed with the Securities and Exchange Commission but such post-effective amendment has not yet been declared effective, the period during which you can elect renewal or repayment will be automatically extended until ten days following the postmark date of a notice that will be sent to you at your registered address by the servicing agent that the post-effective amendment has been declared effective. In the event that a holder’s regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive an interest payment that includes interest for periods after the maturity date of the note. If this occurs, the excess interest will be deducted from our final payment of the principal amount of the note to the holder. All other provisions relating to the renewal or redemption of notes upon their stated maturity described above will remain unchanged.

Redemption or Repurchase prior to Stated Maturity

The notes may be redeemed prior to stated maturity only as set forth in the indenture and described below. The holder has no right to require us to prepay or repurchase any note prior to its maturity date as originally stated or as it may be extended, except as indicated in the indenture and described below.

Redemption by Us

We have the right to redeem any note at any time prior to its stated maturity upon 30 days written notice to the holder of the note. The holder of the note being redeemed will be paid a redemption price equal to the outstanding principal amount thereof plus accrued and unpaid interest up to but not including the date of redemption without any penalty or premium. We may use any criteria we choose to determine which notes we will redeem if we choose to do so. We are not required to redeem notes on a pro rata basis.

Repurchase Election upon Death or Total Permanent Disability

Notes may be repurchased prior to maturity, in whole and not in part, at the election of a holder who is a natural person (including notes held in an individual retirement account), by giving us written notice within 45 days following the holder’s total permanent disability, as established to our satisfaction, or at the election of the holder’s estate, by giving written notice within 45 days following his or her death. Subject to the limitations described below, we will repurchase the notes within 10 days after the later to occur of the request for repurchase or the establishment to our satisfaction of the holder’s death or total permanent disability. The repurchase price, in the event of such a death or total permanent disability, will be the principal amount of the notes, plus interest accrued and not previously paid up to but not including the date of repurchase. If spouses are joint registered holders of a note, the right to elect to have us repurchase will apply when either registered holder dies or suffers a total permanent disability. If the note is held jointly by two or more persons who are not legally married, none of these persons will have the right to request that we repurchase the notes unless all joint holders have either died or suffered a total permanent disability. If the note is held by a person who is not a natural person such as a trust, partnership, corporation or other similar entity, the right to request repurchase upon death or total permanent disability does not apply.

Repurchase at request of holder. In addition to the right to elect repurchase upon death or total permanent disability, a holder may request that we repurchase one or more of the holders’ notes prior to maturity, in whole and not in part, at any time by giving us written notice. Subject to approval, at our sole discretion, and the limitations described below, we will repurchase the holder’s note(s) specified in the notice within 10 days of receipt of the notice. The repurchase price, in the event we elect to repurchase the notes, will be the principal amount of the note, plus interest accrued and not previously paid (up to but not including the date of repurchase), minus a repurchase penalty. The early repurchase penalty for a note with a three month maturity is the interest accrued on such note up to the date of repurchase, not to exceed three months of simple interest at the existing rate. The early repurchase penalty for a note with a maturity of six months or longer is the interest accrued on such note up to the date of repurchase, not to exceed six months of simple interest at the existing rate. The penalty for early repurchase may be waived or reduced at the discretion of our servicing agent.

Limitations on requirements to repurchase. Our obligation to repurchase notes prior to maturity for any reason will be subject to a calendar quarter limit equal to the greater of $1 million or 2% of the total principal amount of all notes outstanding at the end of the previous calendar quarter. This limit includes any notes we repurchase upon death or total permanent disability of the holder and any notes that we repurchase pursuant to the holders’ right to elect repurchase. Repurchase requests will be honored in the order in which they are received, to the extent possible, and any repurchase request not honored in a calendar quarter will be honored in the next calendar quarter, to the extent possible, since repurchases in the next calendar quarter are also subject to these limits. For purposes of determining the order in which repurchase requests are received, a repurchase request will be deemed made on the later of the date on which it is received by us or, if applicable, the date on which the death or total permanent disability is established to our reasonable satisfaction.

Modifications to repurchase policy. We may modify the policies on repurchase in the future. No modification will affect the right of repurchase applicable to any note outstanding at the time of any such modification.

Transfers

The notes are not negotiable debt instruments and, subject to certain exceptions, will be issued only in book-entry form. The purchase confirmation issued upon our acceptance of a subscription is not a certificated security or negotiable instrument, and no rights of record ownership can be transferred without our prior written consent. Ownership of notes may be transferred on our register only as follows:

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The holder must deliver written notice requesting a transfer to our servicing agent signed by the holder(s) or such holder’s duly authorized representative on a form to be supplied by our servicing agent.

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We must provide our written consent to the proposed transfer.

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We or our servicing agent may require a legal opinion from counsel satisfactory to the servicing agent that the proposed transfer will not violate any applicable securities laws.

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We or our servicing agent may require a signature guarantee in connection with such transfer.

Upon transfer of a note, our servicing agent will provide the new holder of the note with a purchase confirmation that will evidence the transfer of the account on our records. We or our servicing agent may charge a reasonable service charge in connection with the transfer of any note.

Quarterly Statements; Investor Relations

Our servicing agent will provide holders of the notes with quarterly statements, which will indicate, among other things, the account balance at the end of the quarter, interest credited, redemptions or repurchases made, if any, and the interest rate paid during the quarter. These statements will be mailed not later than the 10th business day following the end of each calendar quarter. Our servicing agent may charge holders requesting additional copies of such information a reasonable fee to cover the charges incurred in providing the information.

Our servicing agent will also manage customer service and investor relations with respect to the notes. The servicing agent will manage:

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Prospectus delivery and subscription procedures;

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Inquiries from note holders;

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Changes in address or account changes for note holders;

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Preparing and issuing renewal and maturity notices for outstanding notes;

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Reports and analyses to us, the trustee and note holders as applicable.

The servicing agent will also direct the paying agent to make interest and principal payments on the notes, and direct the paying agent to issue Form 1099INTs to note holders. The servicing agent expects to develop a web site to facilitate online offers and sales of notes.

Subordination

The indebtedness evidenced by the notes, and any interest thereon, is subordinated in right of payment to all of our senior debt. “Senior debt” means all of our secured, unsecured, senior or subordinate indebtedness including commitments to extend senior debt, as well as other financial obligations of the company, whether outstanding on the date of this prospectus or incurred after the date of this prospectus, whether such indebtedness is or is not specifically designated as being senior debt in its defining instruments, other than the existing notes and future offerings of additional renewable unsecured subordinated notes issued under this indenture which will rank equally with the notes.  Any documents, agreements or instruments evidencing or relating to any senior debt may be amended, restated, supplemented and/or renewed from time to time without requiring any notice to or consent of any holder of notes or any person or entity acting on behalf of any such holder or the trustee.

The indenture does not prevent holders of senior debt from disposing of, or exercising any other rights with respect to, any or all of the collateral securing the senior debt. Any amount that is drawn under our security agreement with Valens U.S. SPV I, LLC will be senior to your notes while this debt remains outstanding. Further, any amounts we have guaranteed on behalf of our subsidiaries and any amounts we may guarantee in the future on behalf of our subsidiaries will be senior to your notes while such guarantees are in place. The terms of the notes or the indenture do not impose any limitation on the amount of senior debt or other indebtedness we may incur or guarantees we may make, although our existing senior debt agreements may restrict us from incurring new debt. Our current debt obligations and any future amounts we debt may incur under our existing or future debt facilities, and any amounts we guaranty or any future amounts we guaranty on behalf of our subsidiaries will rank senior to your notes.

The notes are not guaranteed by any of our subsidiaries. Accordingly, in the event of a liquidation or dissolution of one of our subsidiaries, creditors of that subsidiary will be paid in full, or provision for such payment will be made, from the assets of that subsidiary prior to distributing any remaining assets to us as a shareholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, no assets of that subsidiary may be used to make payment to the holders of the notes until the creditors of that subsidiary are paid in full from the assets of that subsidiary.

In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default on the senior debt, no payment may be made on the notes until all senior debt has been paid in full or provision for such payment has been made to the satisfaction of the senior debt holders. If any of the above events occurs, holders of senior debt may also submit claims on behalf of holders of the notes and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the notes. If any distribution is nonetheless made to holders of the notes, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay senior debt in full.

We will not make any payment, direct or indirect (whether for interest, principal, as a result of any redemption or repurchase, at maturity, on default, or otherwise), on the notes and any other indebtedness being subordinated to the payment of the notes, and neither the holders of the notes nor the trustee will have the right, directly or indirectly, to sue on or to enforce the indenture or the notes, if a default or event of default under any senior debt has occurred and is continuing, unless and until:

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all defaults and events of default have been cured or waived or have ceased to exist; or

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the end of the period commencing on the date the trustee receives written notice of default from a holder of the senior debt and ending on the earlier of:

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179 days after such date; or

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the date such default is waived by the holders of the senior debt or otherwise cured; or

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the date of the trustee’s receipt of a written notice from the holder of senior debt terminating the payment blockage period.

Provided, however, that if any of the blockage events described above has occurred, a senior debt holder may not block payments for more than 180 days out of any 360 day period. But, this 180-day limit applies only to senior debt holders that join in a notice to block payment due to a senior debt default. If other senior debt holders do not join or give notice of a payment blockage, these non-joining senior debt holders may, if applicable, assert a default and a 180-day period will be calculated in accordance with the notice of default provided by such non-joining senior debt holder.

In addition to being unable to make payments on the notes, in case of default on any senior debt, we cannot issue any new notes or renew any existing notes without a waiver from the holder of senior debt or a written notice from the senior debt holder terminating the payment blockage period.

Following, waiver or termination of all blockage periods described above, the trustee may thereafter sue on and enforce the indenture and the notes as long as any funds paid as a result of any such suit or enforcement action shall be paid toward the senior debt until it is indefeasibly paid in full before being applied to the notes.

Until all senior debt is paid in full or commitments to extend senior debt have terminated, note holders cannot exercise any right to subrogate, or stand in the shoes, of a senior debt holder with respect to any distributions on senior debt. The indenture also requires that note holders agree that senior debt holders have no liability to note holders for actions that senior debt holders take in good faith to assert a default on senior debt, collect senior debt or foreclose on security on senior debt.

No Security; No Sinking Fund

The notes are unsecured, which means that none of our tangible or intangible assets or property, nor any of the assets or property of any of our subsidiaries, has been set aside or reserved to make payment to the holders of the notes in the event that we default on our obligations to the holders. In addition, we will not contribute funds to any separate account, commonly known as a sinking fund, to repay principal or interest due on the notes upon maturity or default.

Restrictive Covenants

The indenture contains certain limited restricted covenants that require us to maintain certain financial standards and restrict us from certain actions as set forth below.

The indenture provides that, so long as the notes are outstanding:

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we will maintain a positive net worth; and

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we will not declare or pay any dividends or other payments of cash or other property to our shareholders (other than a dividend paid in shares of our capital stock on a pro rata basis to all our shareholders) unless no default and no event of default with respect to the notes exists or would exist immediately following the declaration or payment of the dividend or other payment.

Consolidation, Merger or Sale

The indenture generally permits a consolidation or merger between us and another entity. It also permits the sale or transfer by us of all or substantially all of our property and assets. These transactions are permitted if:

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the resulting or acquiring entity, if other than us, is a United States corporation, limited liability company or limited partnership and assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the notes and performance of the covenants in the indenture; and

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immediately after the transaction, and giving effect to the transaction, no event of default under the indenture exists.

If we consolidate or merge with or into any other entity or sell or lease all or substantially all of our assets, according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, the successor entity may exercise our rights and powers under the indenture, in our name and we will be released from all our liabilities and obligations under the indenture and under the notes.

Events of Default

The indenture provides that each of the following constitutes an event of default:

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failure to pay interest on a note within 15 days after the due date for such payment (whether or not prohibited by the subordination provisions of the indenture);

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failure to pay principal on a note within 10 days after the due date for such payment (whether or not prohibited by the subordination provisions of the indenture);

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our failure to observe or perform any material covenant, condition or agreement or our breach of any material representation or warranty, but only after we have been given notice of such failure or breach and such failure or breach is not cured within 30 days after our receipt of notice;

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defaults in certain of our other financial obligations that are not cured within 30 days; and

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certain events of bankruptcy or insolvency with respect to us.

If any event of default occurs and is continuing (other than an event of default involving certain events of bankruptcy or insolvency with respect to us), the trustee or the holders of at least a majority in principal amount of the then outstanding notes may by notice to us declare the unpaid principal of and any accrued interest on the notes to be due and payable immediately. So long as any senior debt is outstanding, however, and a payment blockage on the notes is in effect, a declaration of this kind will not be effective, and neither the trustee nor the holders of notes may enforce the indenture or the notes, except as otherwise set forth above in “- Subordination”. In the event senior debt is outstanding and no payment blockage on the notes is in effect, a declaration of this kind will not become effective until the earlier of:

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the day which is five business days after the receipt by us and the holders of senior debt of such written notice of acceleration; or

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the date of acceleration of any senior debt.

In the case of an event of default arising from certain events of bankruptcy or insolvency, with respect to us, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if the trustee in good faith determines that withholding notice would have no material adverse effect on the holders.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the indenture, except:

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a continuing default or event of default in the payment of interest on, or the principal of, a note held by a non-consenting holder; or

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a waiver that would conflict with any judgment or decree.

We are required to deliver to the trustee within 120 days of the end of our fiscal year a certificate regarding compliance with the indenture, and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a certificate specifying such default or event of default and what action we are taking or propose to take with respect to the default or event of default.

Amendment, Supplement and Waiver

Except as provided in this prospectus or the indenture, the terms of the indenture or the notes then outstanding may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes.

Notwithstanding the foregoing, an amendment or waiver with any of the following consequences will not be effective unless each note holder consents:

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reduces the aggregate principal amount of notes whose holders must consent to an amendment, supplement or waiver;

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reduces the principal of or changes the fixed maturity of any note or alters the repurchase or redemption provisions or the price at which we shall offer to repurchase or redeem the note;

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reduces the rate of or changes the time for payment of interest, including default interest, on any note;

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waives a default or event of default in the payment of principal or interest on the notes, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration;

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makes any note payable in money other than that stated in this prospectus;

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makes any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or interest on the notes;

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makes any change to the subordination provisions of the indenture that has a material adverse effect on holders of notes; modifies or eliminates the right of the estate of a holder or a holder to cause us to repurchase a note upon the death or total permanent disability of a holder; or

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makes any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of any holder of the notes, we and the trustee may amend or supplement the indenture or the notes:

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to cure any ambiguity, defect or inconsistency;

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to provide for assumption of our obligations to holders of the notes in the case of a merger, consolidation or sale of all or substantially all of our assets;

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to provide for additional uncertificated or certificated notes;

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to make any change that does not adversely affect the legal rights under the indenture of any such holder, including but not limited to an increase in the aggregate dollar amount of notes which may be outstanding under the indenture;

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to modify our policy regarding repurchases elected by a holder of notes prior to maturity and our policy regarding repurchase of the notes prior to maturity upon the death or total permanent disability of any holder of the notes, but such modifications shall not materially adversely affect any then outstanding notes; or

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to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

The Trustee

Wells Fargo Bank, National Association has agreed to be the trustee under the indenture. The indenture contains certain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions with us.

Subject to certain exceptions, the holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that in case an event of default specified in the indenture shall occur and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Resignation or Removal of the Trustee

The trustee may resign at any time, or may be removed by the holders of a majority of the aggregate principal amount of the outstanding notes. In addition, upon the occurrence of contingencies relating generally to the insolvency of the trustee or the trustee’s ineligibility to serve as trustee under the Trust Indenture Act of 1939, as amended, we may remove the trustee. However, no resignation or removal of the trustee may become effective until a successor trustee has accepted the appointment as provided in the indenture.

Reports to Trustee

Our servicing agent will provide the trustee with quarterly reports containing any information reasonably requested by the trustee. These quarterly reports will include information on each note outstanding during the preceding quarter, including outstanding principal balance, interest credited and paid, transfers made, any redemption or repurchase and interest rate paid.

No Personal Liability of our or our Servicing Agent’s Directors, Officers, Employees and Shareholders

No director, officer, employee, incorporator or shareholder of ours or our servicing agent, will have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the notes waives and releases these persons from any liability, including any liability arising under applicable securities laws. The waiver and release are part of the consideration for issuance of the notes. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Service Charges

We and our servicing agent may assess service charges for changing the registration of any note to reflect a change in name of the holder, multiple changes in interest payment dates or transfers (whether by operation of law or otherwise) of a note by the holder to another person.

Additional Securities

We may offer additional classes of securities with terms and conditions different from the notes currently being offered in this prospectus. We will amend or supplement this prospectus if and when we decide to offer to the public any additional class of security under this prospectus. If we sell the entire principal amount of notes offered in this prospectus, we may register and sell additional notes by amending this prospectus, but we are under no obligation to do so.

Variations by State

We may offer different securities and vary the terms and conditions of the offer (including, but not limited to, different interest rates and service charges for all notes) depending upon the state where the purchaser resides.

Backup Withholding

Backup withholding, currently at a rate of 28%, will apply to any interest paid to any investor who has not provided us with a social security number, employer identification number, or other satisfactory equivalent in the subscription agreement (or another document) or where the Internal Revenue Service has notified us that backup withholding is otherwise required. See “Material Federal Income Tax Consequences - Reporting and Backup Withholding.”

Lack of Liquidity

There is not currently a trading market for the notes, and we do not expect that a trading market for the notes will develop.

Satisfaction and Discharge of Indenture

The indenture shall cease to be of further effect upon the payment in full of all of the outstanding notes and the delivery of an officer’s certificate to the trustee stating that we do not intend to issue additional notes under the indenture or, with certain limitations, upon deposit with the trustee of funds sufficient for the payment in full of all of the outstanding notes.

Reports

We currently file annual reports on Form 10-KSB containing financial statements and quarterly reports on Form 10-QSB containing financial information for the first three quarters of each fiscal year. We also furnish or file current reports on Form 8-K for certain events involving our business. We will send copies of these reports, at no charge, to any holder of notes who requests them in writing.

Paying Agent

We have appointed Wells Fargo to serve as paying agent for the notes. At our or the servicing agent’s direction, Wells Fargo will pay principal and interest on the notes under the terms of any applicable note, pursuant to the indenture and prospectus. Wells Fargo must pay only amounts that we deposit for payment on the notes. We will pay all fees and expenses in connection with the paying agent’s services. Wells Fargo must maintain certain records of note holders’ subscriptions and payments. We have also agreed to indemnify Wells Fargo against any claims that arise from its services as paying agent except for claims resulting from the paying agent’s negligence, bad faith or willful misconduct.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion describes the material United States federal income tax consequences relating to the purchase of the notes from us and ownership and disposition of the notes. The discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued under the Code and judicial or ruling authority, all of which are subject to change that may be applied retroactively. The discussion does not deal with note owners other than original purchasers from us. The discussion assumes that the notes are held as capital assets within the meaning of Section 1221 of the Code and does not discuss the federal income tax consequences applicable to all categories of investors, including banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold notes as a position in a hedging, straddle or conversion transactions, or persons that have a functional currency other than the U.S. dollar, some of which may be subject to special rules. If a partnership holds notes, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Our counsel is of the opinion that the following discussion of federal income tax consequences is correct in all material respects. An opinion of our counsel, however, is not binding on the Internal Revenue Service or the courts, and no rulings on any of the issues discussed below will be sought from the Internal Revenue Services.

You should consult your own tax advisor to determine the specific federal, state, local and any other tax consequences applicable to you relating to your purchase, ownership and disposition of the notes.

U.S. Holders

As used herein, the term “U.S. holder” means a beneficial owner of a Note that is for United States federal income tax purposes:

(1)  an individual who is a citizen or resident of the United States;

(2)  a corporation or an entity treated as a corporation for federal income tax purposes, created or organized in or under the laws of the United States or of any State thereof or the District of Columbia;

(3)  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

(4)  a trust that either (i) is subject to the primary supervision of a court within the United States and over which one or more United States persons have authority to control all of its substantial decisions, or (ii) was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a partnership (or other entity treated as a partnership for United States federal tax purposes) holds our Notes, the United States federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Notes, you should consult your tax advisor.

Characterization of Notes as Debt

The following discussion assumes that the notes will be characterized as debt for U.S. federal income tax purposes. If, contrary to this assumption, the Internal Revenue Service successfully asserted that one or more of the notes did not represent debt for U.S. federal income tax purposes, those notes might be treated as equity interests. In that case, no distributions from us would be deductible in computing our taxable income, except to the extent that any notes or other securities were treated as debt and distributions to the related holder were treated as payments of interest thereon. Further, distributions to a holder of an interest in notes not treated as holding debt would be dividend income to the extent of our current and accumulated earnings and profits. You should consult your own tax advisor with regard to possible alternative characterizations to you in your particular circumstances.

Interest Income

Stated interest on a note will be includible in the gross income of a U.S. holder as ordinary interest income at the time it is accrued or received in accordance with such holder’s method of accounting for United States federal income tax purposes.

If you hold a note issued with original issue discount (“OID”), the provisions of Sections 1271 through 1273 and 1275 of the Code will apply to that note. In general, the amount of original issue discount on a note equals the excess of the “stated redemption price at maturity” of the note over its issue price, if such excess equals or exceeds 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity. The stated redemption price at maturity of a note equals the sum of its principal amount plus all other payments scheduled to be made thereunder, other than payments of stated interest. The “issue price” of a note is generally the original cost of the note.

If a note is issued with OID, even if you are a cash method holder, you must include in your gross income, as ordinary income, the daily portion of such OID attributable to each day that you hold the note pursuant to the applicable Code Sections and Treasury regulations promulgated thereunder. The amount of OID included in income by the initial U.S. holder will be the sum of the daily portions of OID with respect to such note for each day during the taxable year (or portion of the taxable year) on which such U.S. holder held such note. The “daily portion” of OID on a note is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. The amount of OID allocable to each accrual period is generally equal to the difference between (i) the product of the note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period), and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The “adjusted issue price” of a note at the beginning of any accrual period is the sum of the issue price of the note plus the amount of OID allocable to all prior accrual periods minus the amount of any prior payments on the note that were not qualified stated interest payments. Under these rules, you generally will have to include OID in income before the receipt of cash attributable to that income.

Treatment Of Dispositions Of Notes

Upon the sale, exchange, retirement or other taxable disposition of a note, a U.S. holder will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis of a note generally will equal such holder’s original cost for the note, increased by any accrued but unpaid interest such holder previously included in income with respect to the note and reduced by any principal payments such holder previously received with respect to the note. Any gain or loss will be capital gain or loss, except for gain representing accrued interest not previously included in such holder’s income. The capital gain or loss will be long-term capital gain or loss if the note has been held for more than one year. Capital gain or loss from a note held for one year or less will be short-term capital gain or loss. Capital losses generally may be used only to offset capital gains.

Non-U.S. Holders

The following is a discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of the notes by a holder that is not a U.S. holder (a “non-U.S. holder”). Special rules, which are not discussed here, apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” persons eligible for benefits under income tax conventions to which the United States is a party and U.S. expatriates. Non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them in light of their particular circumstances.

For purposes of this discussion, any interest income and any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a note will be considered “U.S. trade or business income” if such income or gain is (1) effectively connected with the conduct of a trade or business in the United States or (2) in the case of a treaty resident, attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States.

Interest Income – Non-U.S. Holders

Subject to the discussion of backup withholding below, a non-U.S. holder will not be subject to U.S. federal income tax (or any withholding thereof) in respect of interest income (including original issue discount) on a note if each of the following requirements is satisfied:

(1)  The non-U.S. holder certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person;

(2)  The non-U.S. holder does not actually or constructively own 10% or more of the voting power of our stock; and

(3)  The non-U.S. holder is not a “controlled foreign corporation” (as defined for U.S. federal income tax purposes) that is actually or constructively related to us.

If all of these conditions are not satisfied, a U.S. withholding tax currently at a rate of 30% will apply to interest income (including original issue discount) on the notes, unless either (1) an applicable income tax treaty reduces or eliminates such tax or (2) the interest is U.S. trade or business income (as defined above) and, in each case, the non-U.S. holder complies with applicable certification requirements. In the case of the second exception, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to all income from the notes on a net income basis in the same manner as a U.S. holder, as described above. In addition, non-U.S. holders that are corporations could be subject to a branch profits tax on such income. Special procedures and certification requirements contained in Treasury regulations apply to partnerships, trusts and intermediaries.

Treatment on Dispositions of Notes – Non-U.S. Holders

Subject to the discussion of backup withholding below and except to the extent that any payments with respect to a note are attributable to accrued and unpaid interest (which will be treated as discussed above in “Interest Income – Non-U.S. Holders”), generally, a non-U.S. holder will not be subject to U.S. federal income tax (or any withholding thereof) on any gain realized upon the sale, exchange, redemption, retirement, conversion or other disposition of a note unless:

(1)  such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption, retirement or other disposition and certain other conditions are met; or

(2)  the gain is U.S. trade or business income.

We urge non-U.S. holders to consult their own tax advisors for information on the impact of these withholding regulations.

Reporting and Backup Withholding

In general, information reporting requirements will apply with respect to certain payments of principal and interest (including original issue discount) on the notes and the proceeds of the sale of a note unless the U.S. holder is an exempt recipient (such as a corporation). Backup withholding tax currently at a rate of 28% will apply to such payments if a U.S. holder fails to provide its correct taxpayer identification number (on IRS Form W-9 or a substitute Form W-9) or certification of exempt status or fails to report in full dividend and interest income.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments made by us with respect to the notes if the non-U.S. holder has provided us with an IRS Form W-8BEN (or successor form), and we do not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person, although such payments may be subject to certain information reporting. In addition, no backup withholding or information reporting will be required regarding the proceeds of the sale of notes made within the United States or conducted through certain U.S. financial intermediaries if the payer receives the IRS Form W-8 BEN and does not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person or the non-U.S. holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against federal income tax provided the required information is furnished to the IRS in a timely manner.

THE U.S. FEDERAL TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE IN LIGHT OF A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE BENEFICIAL OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in a distribution and management agreement between us and Sumner Harrington Ltd., Sumner Harrington Ltd. has agreed to serve as our selling agent and to use its best efforts to sell the notes on the terms set forth in this prospectus. The selling agent is not obligated to sell any minimum amount of notes or to purchase any of the notes.

The selling agent proposes to offer the notes to the public on our behalf on the terms set forth in this prospectus and prospectus supplements. The selling agent plans to market the notes directly to the public through newspaper, radio, internet, direct mail and other advertising. In addition, our selling agent will manage certain administrative and customer service functions relating to the notes, including handling all inquiries from potential investors, mailing investment kits, meeting with investors, processing subscription agreements and responding to all written and telephonic questions relating to the notes. Upon prior written notice to the selling agent, we may elect to use a different selling agent or perform these duties ourselves. The selling agent’s servicing responsibilities are described under “Description of the Notes - Servicing Agent.”

We have agreed to reimburse the selling agent for its out-of-pocket expenses incurred in connection with the offer and sale of the notes, including document fulfillment expenses, legal and accounting fees, regulatory fees, due diligence expenses and marketing costs. We advanced $60,000 to the selling agent to be applied toward the due diligence expenses. Under the terms of the distribution and management agreement, we also will pay our selling agent a commission equal to 3.00% of the principal amount of all notes sold. For notes with maturities of two years or more, the entire 3.00% commission will be paid to the selling agent at the time of issuance and no additional commission will be paid upon renewal. For notes with maturities of less than two years, the gross 3.00% commission will be paid in pro rata installments upon the original issuance and each renewal, if any, over the first two years. Accordingly, the selling agent will not receive the entire 3.00% gross commission on notes with terms of less than two years unless the notes are successively renewed for two years. The selling agent may engage or allow selected brokers or dealers to sell notes for a commission, at no additional cost to us.

In addition, as our servicing agent, Sumner Harrington Ltd. will manage certain administrative and customer service functions related to the notes, including serving as our registrar and transfer agent and handling all inquiries from potential investors, mailing investment kits, meeting with investors, processing subscription agreements and responding to all written telephonic questions related to the notes. Upon prior written notice to the servicing agent, we may elect to use a different servicing agent. The servicing agent’s responsibilities are described under “Descriptions of the Notes – Servicing Agent.”

Under the distribution and management agreement, we have also agreed to pay Sumner Harrington Ltd. an annual portfolio management fee equal to 0.25% of the weighted average principal balance of the notes outstanding for its services as servicing agent. In exchange for the annual portfolio management fee, Sumner Harrington Ltd. will manage all customer service functions concerning the notes and act as an agent between us and the purchasers and holders of the notes. The annual portfolio management fee also covers all costs relating to maintenance of the investor relationship after the purchase of notes. This includes, among other things, addressing all investor inquires regarding the notes, the preparation of all confirmations, notices and statements to purchasers and holders of the notes, the coordination of interest payments with us and the paying agent, the establishment and maintenance of records relating to the notes, the preparation of all reports, statements and analyses regarding the notes, and all out-of-pocket expenses for the printing and mailing of confirmations, notices and statements to the purchasers and holders of the notes.  See “Description of the Notes - Servicing Agent.” This ongoing fee will be paid monthly. The amount of this fee will depend upon a number of variables, including the pace at which notes are sold, the terms of the notes sold and whether the notes are redeemed or repurchased.

The distribution and management agreement may be terminated by either us or Sumner Harrington Ltd. upon giving prior notice.

We and the selling agent have engaged Sumner Harrington Agency, Inc., an advertising and marketing affiliate of Sumner Harrington Ltd., to directly provide or manage the advertising and marketing functions related to the sale of the notes. These services include media planning, media buying, creative and copy development, direct mail services, literature fulfillment, commercial printing, list management, list brokering, advertising consulting, efficiency analysis and other similar activities. Sumner Harrington Agency, Inc. is compensated directly by us or its subservice providers for these advertising and marketing services. This compensation is consistent with accepted normal advertising and marketing industry standards for similar services.

The selling agent and its affiliate will only be compensated to the extent that notes are sold in the offering. The table below summarizes the maximum possible amounts of compensation or reimbursement that we will pay the selling agent and its affiliate for services rendered in offering and selling the notes and serving as the servicing agent and providing and managing the advertising and marketing functions with regard to the notes. While actual amounts may differ from the percentages and amounts shown in the table, in no event will the total commission plus the total cost of the remaining line items exceed 8.00% of the aggregate principal amount of the notes sold.

Compensation and Reimbursement	% of Offering	Amount(1)
Total commissions	3.000%(2)	$ 750,000
Selling agent’s legal counsel fees	0.300%	$ 75,000
Document fulfillment expenses	0.286%	$ 71,500
Annual portfolio management fee	2.250%	$ 562,500
Media placement and management fee	2.164%	$ 541,000
Total	8.000%	$ 2,000,000

(1)

All amounts assume the sale of 100% of aggregate principal amount of notes offered and represent the maximum possible amount payable to the selling agent or its affiliate over the entire term of the offering. If less than 100% of the aggregate principal amount of the notes are sold in the offering, the amounts actually paid to the agent for commissions, annual portfolio management fees and media placement and management fees will be less. In no event will the compensation paid to the selling agent on its affiliate for commissions, annual portfolio management fees media placement and management fees and other categories exceed the percentage amounts shown, as applied to the notes actually sold.

(2)

Assumes that each note with a term of less than two years is successively renewed for a total of two years.

The distribution and management agreement provides for reciprocal indemnification between us and the selling agent, including the selling agent’s and our officers, directors and controlling persons, against civil liabilities in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to such indemnification provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Market for the Notes

Prior to the offering, there has been no public market for the notes. We do not intend to list the notes on any securities exchange or include them for quotation on Nasdaq. The selling agent is not obligated to make a market in the notes and does not intend to do so. We do not anticipate that a secondary market for the notes will develop.

The foregoing is a summary of the material provisions relating to selling and distribution of the notes in the distribution and management agreement. The provisions of the distribution and management agreement relating to our retention of Sumner Harrington Ltd. to act as our servicing agent in performing our ongoing administrative responsibilities for the notes are described under “Description of the Notes.” Any amendment to the distribution and management agreement will be filed as an exhibit to an amendment to the registration statement of which this prospectus is a part.

LEGAL OPINIONS

Lindquist & Vennum P.L.L.P. will issue an opinion regarding the legality of the securities offered by this prospectus.

EXPERTS

The consolidated financial statements of STEN Corporation as of September 30, 2007 and October 1, 2006, and for the years then ended incorporated by reference in this Post-Effective Amendment No. 1 to Form S-1 have been audited by Virchow, Krause & Company, LLP, independent registered public accountants, as indicated in its report with respect thereto, and are incorporated by reference herein in reliance upon the authority of Virchow, Krause & Company, LLP as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We “incorporate by reference” into this prospectus certain information that we have filed with the SEC, which means that we disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference. In case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below:

•

Annual Report on Form 10-KSB for the year ended September 30, 2007 filed on December 31, 2007.

We will provide to each person, including any beneficial owner of the notes, to whom this prospectus is delivered, a copy of any or all reports or documents that have been incorporated by reference in this prospectus contained in the registration statement but not delivered with the prospectus upon written or oral request. We will deliver these reports or documents at no cost to the requester. You may request these reports or documents by writing to or telephoning us at:

STEN Corporation

Attn:  Chief Financial Officer

10275 Wayzata Blvd., Suite 310

Minnetonka, Minnesota 55305

(952) 545-2776

You may also request these documents via email at info@stencorporation.com.

You may also get these documents from our website under “Investor Relations” at www.stencorporation.com under the Investors tab.

You should rely only on the information included or incorporated by reference in this prospectus or the prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if we also deliver a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the dates on the front of those documents. Information on our website is not a part of this prospectus or a prospectus supplement.